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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                          For the month of: April 2009
                        Commission File Number: 000-30827

                        CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                              94 Em Hamoshavot Road
                           Petach Tikva 49527, Israel
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F |X|       Form 40-F |_|


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes |_|            No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): |_|


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Dr. Israel Borovich resigned as a member of the Board of Directors of
ClickSoftware Technologies Ltd. (the "Company"), effective March 31, 2009. The resignation of Dr. Borovich was required after it was determined that the duration of his service as an external director exceeds the length permissible by Israeli law and therefore Mr. Borovich was no longer eligible to serve as an external director of the Company. As two other external directors currently serve on its Board of Directors, the Company remains compliant with the applicable provisions of the Israel Companies Law.















     The information in this Form 6-K of CLICKSOFTWARE TECHNOLOGIES LTD. is incorporated by reference into the Form S-8 of the Company, registration number 333-149825, filed with the Securities and Exchange Commission on March 20, 2008.


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                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                        CLICKSOFTWARE TECHNOLOGIES LTD.
                                        (Registrant)


                                        By:  /s/ Shmuel Arvatz
                                             -----------------------------------
                                             Name:  Shmuel Arvatz
                                             Title: Executive Vice President and
                                                    Chief Financial Officer



Date: April 6, 2009